UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 30, 2017, Top Ships Inc. (the "Company"), through its wholly-owned subsidiary, Style Maritime Ltd., acquired another 9% ownership interest in Eco Seven Inc., a Marshall Islands corporation, or Eco Seven, from Malibu Shipmanagement Co., an affiliated party Marshall Islands corporation and wholly-owned subsidiary of the Lax Trust for an aggregate purchase price of $1.5 million, pursuant to an addendum to the original share purchase agreement dated February 20, 2017, or the Eco Seven Extended Transaction.  Pursuant to the Eco Seven Extended Transaction the Company's ownership interest in Eco Seven has increased to 49%. Eco Seven currently owns M/T Stenaweco Elegance, a 50,118 dwt product/chemical tanker that was delivered from Hyundai on February 28, 2017.

On March 30, 2017, the Company, through its wholly-owned subsidiary, Lyndon International Co., acquired a 49% ownership interest in City of Athens Inc., a Marshall Islands corporation, or City of Athens, from Fly Free Company, an affiliated party Marshall Islands corporation which is a wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $4.2 million, pursuant to a share purchase agreement, or the City of Athens Transaction.  City of Athens currently owns Hull No S-443, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, in January 2018.
On March 30, 2017, the Company, through its wholly-owned subsidiary, Gramos Shipping Company Co., acquired a 49% ownership interest in Eco Nine Inc., a Marshall Islands corporation, or Eco Nine, from Maxima International Co., an affiliated party Marshall Islands corporation which is a wholly-owned subsidiary of the Lax Trust, for an aggregate purchase price of $3.5 million, pursuant to a share purchase agreement, or the Eco Nine Transaction.  Eco Nine currently owns Hull No S-444, a 50,000 dwt newbuilding product/chemical scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., or Hyundai, in April 2018.
The Eco Seven Extended Transaction, the City of Athens Transaction and the Eco Nine Transaction were approved by a special committee of the Company's board of directors, or the Transaction Committee, of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: April 5, 2017	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer